November 13, 2024	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Mr. Dan Greenspan
Mr. Brian Szilagyi

Re:	TIAA-CREF Funds (the “Registrant”)
Registration Statement on Form N-14
File No. 333-282594

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 28, 2024 and November 6, 2024, with respect to the Registrant’s Registration Statement on Form N-14 filed on October 11, 2024 (the “Registration Statement”) relating to the issuance of shares of the Registrant in connection with the proposed reorganization of Nuveen Social Choice Low Carbon Equity Fund (the “Target Fund”), another series of the Registrant, into Nuveen Large Cap Responsible Equity Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”). The Acquiring Fund and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement; any page references herein refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Disclosure Comments

1.

Comment: Please confirm supplementally that all material considerations of the Board, including those that were adverse and/or not in favor of the Reorganization, were included under the caption “Approval of the Reorganization by the Board of Trustees of the Trust.”

Response: The Registrant confirms that the disclosure reflects all material considerations of the Board in approving the Reorganization, including those considerations that were adverse and/or not in favor of the Reorganization.

2.

Comment: With reference to the statement under “Investment Performance” on page 21 of the Information Statement/Prospectus to the effect that, on March 1, 2024, the Acquiring Fund modified its ESG criteria, please explain supplementally how the Acquiring Fund modified its ESG

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

November 13, 2024

criteria. To the extent the changes may have a material impact on Fund performance, please add appropriate disclosure.

Response: The Registrant notes that on March 1, 2024, the Acquiring Fund’s ESG criteria were updated to include certain criteria related to carbon emissions and fuel reserves. The Registrant confirms that this change was not a material change in strategy and is not expected to have a material impact on the Acquiring Fund’s performance.

3.

Comment: Please revise the undertaking in Item 17(3) of Part C to state that the executed opinion of counsel supporting the tax matters discussed in the Information Statement/Prospectus will be filed within a reasonable time after receipt of such opinion.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Comment: Accounting Comments

4.	Comment: Please add disclosure regarding the reasons for the expected portfolio repositioning.

Response: The Information Statement/Prospectus states that, if the Reorganization had taken place as of August 19, 2024, the Adviser estimates that approximately 23% of the Target Fund portfolio would have been sold and other securities would have been purchased to more closely align with the benchmark index and ESG criteria of the Acquiring Fund.

In addition, the Registrant discloses the following on the cover page of the Statement of Additional Information:

The Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the Acquiring Fund having substantially similar investment restrictions. As a result, a schedule of investments of the Target Fund modified to show the effects of the change is not required and is not included. Although the Reorganization will not result in a material change to the investment portfolio transferred by the Target Fund due to investment restrictions of the Acquiring Fund, if the Reorganization had taken place as of August 19, 2024, the Adviser estimates that approximately 23% of the Target Fund portfolio would have been sold and other securities would have been purchased to more closely align with the benchmark index and ESG criteria of the Acquiring Fund.

5.

Comment: As of the most recent date practicable, please disclose the tax effect of the expected portfolio repositioning, including any capital gain distribution resulting from the generation of capital gains from sales of Target Fund portfolio securities. Any expected capital gains distribution should be quantified in an aggregate dollar amount and on a per share basis.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

November 13, 2024

6.	Comment: Please include or incorporate by reference the financial highlights of the Target Fund and the Acquiring Fund.

Response: The Registrant notes that the financial statements of the Target Fund and the Acquiring Fund, which include the financial highlights, are incorporated by reference. In response to the staff’s comment, the Registrant has revised the disclosure to expressly note that the financial highlights of the Target Fund and the Acquiring Fund are incorporated by reference into the Information Statement/Prospectus.

7.

Comment: With reference to the fee table beginning on page 9 of the Information Statement/Prospectus, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-1A.

Response: The Registrant confirms that the fees presented represent current fees.

8.

Comment: With reference to the fee table, does the Target Fund have any previously waived expenses that are subject to recapture? If so, please confirm in correspondence that the expenses subject to recapture of the Target Fund will not be carried over to the combined fund following the Reorganization.

Response: The Registrant confirms supplementally that the Target Fund has no previously waived fees that are subject to recoupment.

9.

Comment: Does the Acquiring Fund have any expense recapture plan? If so, please confirm that the potential recapture of previously waived expenses is accurately reflected in the pro forma column of the fee table.

Response: The Registrant confirms supplementally that the Acquiring Fund has no previously waived fees that are subject to recoupment.

10.

Comment: In the capitalization table, on page 31 of the Information Statement/Prospectus, please include the per share difference between the net asset values per share of the Acquiring Fund and the corresponding pro forma net asset values per share of the Acquiring Fund.

Response: For the information of the staff, the Registrant notes that any changes between the net asset values per share of the Acquiring Fund and the corresponding pro forma net asset values per share of the Acquiring Fund set forth in the capitalization table are reflective of the reductions of net assets caused by the distribution of tax basis undistributed net investment income and tax basis accumulated net realized gains prior to the Reorganization, as described in footnote no. 2 to the capitalization table, as well as the estimated reinvestment rates, also as noted in footnote no. 2, which together result in a reduction of the net asset value per share of certain Acquiring Fund share classes. The Registrant believes that the disclosure in the “Net Assets” section of the capitalization table and footnote no. 2 to the capitalization table adequately explain to Target Fund shareholders the reasons for the expected reductions in the net asset values per share of certain Acquiring Fund share classes and that disclosure of the pro forma adjustments in net asset value per share would not be material to a Target Fund shareholder’s

November 13, 2024

assessment of the proposed Reorganization. The Registrant further notes that such presentation is consistent with multiple Form N-14 registration statements for prior reorganization transactions of other funds in the complex.1 Accordingly, the Registrant respectfully declines to revise the disclosure.

11.	Comment: Please correct footnote 3 to the capitalization table to refer to the issuance by the Acquiring Fund of shares “to” the Target Fund.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

12.

Comment: With reference to the disclosure under the caption “Additional Information” on page 33 of the Information Statement/Prospectus, please present this supplemental financial information in the Statement of Additional Information.

Response: The Registrant has moved the disclosure to the Statement of Additional Information in response to the staff’s comment.

13.	Comment: Please file a new consent of the independent auditor that reflects the correct name of the Target Fund.

Response: A new consent of the independent auditor has been filed that includes the correct name of the Target Fund.

Please contact the undersigned at 312-609-7697 or Deborah Bielicke Eades at 312-609-7661.

Very truly yours,

/s/	Jacob C. Tiedt
Jacob C. Tiedt Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.

[1]

See, e.g., page 35 of the Proxy Statement/Prospectus contained in the Registrant’s registration statement on Form N-14 for the reorganization of Nuveen International Growth Fund, a series of Nuveen Investment Trust II, into TIAA-CREF International Opportunities Fund, a series of the Registrant (File No. 333-266644), available at: https://www.sec.gov/Archives/edgar/data/1084380/000119312522214902/d280989dn14.htm.